                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                                   FORM 12b-25


                         Commission File Number 0-20167
                                CUSIP: 658788104

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-K [ ] Form 10-Q
                                 [ ] Form N-SAR
                       For Period Ended: December 31, 2002

      [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K
             For the Transition Period Ended: _____________________


     Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                                     PART I
                             REGISTRANT INFORMATION


          Full name of registrant: NORTH COUNTRY FINANCIAL CORPORATION.
                         Former name if applicable: N/A
          Address of principal executive office: 130 SOUTH CEDAR STREET
              City, state and zip code: MANISTIQUE, MICHIGAN, 49854

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

            (a)      The reasons described in reasonable detail in Part III of
[X] this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period for the year ended December 31, 2002. Recent turnover in lending and financial staff caused delays in the compiling and analyzing of data required to update the analysis of the allowance for loan and lease losses. Therefore, additional time is needed to complete the Registrant's Form 10-K.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Sherry L. Littlejohn                  906                  341-8401
--------------------------------------------------------------------------------
 (Name)                            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes [ ] No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant has recognized significant loan losses in 2002, which were disclosed in the 10-Q/A filed January 9, 2003. In the fourth quarter the Registrant recognized a goodwill impairment of approximately $3 million. It is anticipated there will be a fourth quarter provision for loan losses of between $5 and $10 million as well as other adjustments.

NORTH COUNTRY FINANCIAL CORPORATION
--------------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                By: /s/ Sherry L. Littlejohn
                                  ------------------------------------------
                                  President and Chief Executive Officer